UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons. Liberty Interactive Corporation (f/k/a Liberty Media Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Statement of

LIBERTY INTERACTIVE CORPORATION
(f/k/a Liberty Media Corporation)

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Sirius XM Radio Inc., a Delaware corporation (the “Issuer”).  Liberty Interactive Corporation, a Delaware corporation formerly known as Liberty Media Corporation (the “Reporting Person” or “Liberty”) indirectly owns shares of the Issuer’s Convertible Perpetual Preferred Stock, Series B-1, par value $0.001 per share (“B-1 Preferred Stock”), which are convertible into shares of Common Stock. The Report on Schedule 13D originally filed with the Commission by Liberty on April 30, 2009 (the “Liberty Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D and is the final amendment to the Liberty Schedule 13D and an exit filing for the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.	Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 of the Liberty Schedule 13D in its entirety. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On September 23, 2011, the Reporting Person completed its previously announced split-off (the “Split-Off”) of its Liberty Capital and Liberty Starz tracking stock groups. The Split-Off was accomplished through the redemption by the Reporting Person of all of the outstanding shares of its Liberty Capital common stock and Liberty Starz common stock in exchange for all of the outstanding shares of the Liberty Capital common stock and Liberty Starz common stock of its then wholly owned subsidiary Liberty Media Corporation (formerly known as Liberty CapStarz, Inc.) (“Splitco”). As a result of the Split-Off, Splitco became a separate publicly traded company and holds all of the businesses, assets and liabilities which were previously attributed to the Reporting Person’s former Liberty Capital and Liberty Starz tracking stock groups, including the Reporting Person’s rights, obligations and interests with respect to the Issuer’s Common Stock and B-1 Preferred Stock.

Item 5.	Interest in Securities of the Issuer
The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented to add the following:
(a) and (b)	The responses of the Reporting Person to Rows (7) through (13) of the second page of this Amendment are incorporated herein by reference.
(c)

Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)	Not applicable.
(e)	September 23, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 30, 2011	LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments

Michael George QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380	Director of Liberty; President and Chief Executive Officer, QVC, Inc.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, CO 80202	Director of Liberty; Director and a Board Member of the Anschutz Foundation

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Picture Entertainment

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty